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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax

November 18, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Catherine Courtney Gordon, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Ms. Gordon:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to the Deutsche X-trackers MSCI EMU Hedged Equity ETF, a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on September 19, 2014. The Trust has considered your comments and has authorized us to make the response and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	Please confirm that the Fund is not required to include an “Acquired Fund Fees and Expenses” line item in the “Annual Fund Operating Expenses” table.

Response 1.	The Trust confirms that the Fund currently does not expect Acquired Fund Fees and Expenses to exceed more than one basis point (0.01%) of total annual expenses.

Comment 2.	In the “Principal Investment Strategies” section, please revise the first sentence to state that the Fund is “seeking to mitigate” exposure to fluctuations between the value of the U.S. dollar and the euro.

Response 2.	The disclosure has been revised accordingly.

Comment 3.	In the “Principal Investment Strategies” section, please include a brief description of forward currency contracts.

Response 3.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 4.	Please disclose the Fund’s concentration in a particular industry or sector in the “Investment Limitations” section.

Response 4.	The disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

—	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

—	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

—	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz